DESCRIPTION OF SECURITIES

General

The following summary of certain material terms of the securities of ClearSign Technologies Corporation (the “Company,” “we,” “us” or “our”) is not intended to be a complete summary of the rights and preferences of such securities. You should refer to our bylaws and our certificate of incorporation, each as amended and/or restated from time to time (the “bylaws” and “certificate of incorporation,” respectively). The summary below is also qualified by reference to the provisions of the Delaware General Corporation Law (the “DGCL”), as applicable.

Authorized and Outstanding Stock

Our certificate of incorporation authorized capital stock consists of 89,500,000 shares, $0.0001 par value per share, consisting of: (i) 87,500,000 shares of common stock; and (ii) 2,000,000 shares of preferred stock.

As of March 21, 2026, we have (i) 5,408,723 shares of common stock issued and outstanding, and (ii) 0 shares of preferred stock issued and outstanding.

Common Stock

Dividend Rights

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Delaware common law also imposes a solvency requirement in connection with the payment of dividends.

Subject to applicable law and the rights and preferences of any holders of any outstanding series of preferred stock, the holders of common stock will be entitled to the payment of dividends on the common stock when, as and if declared by the Company’s board of directors (“board of directors”) in accordance with applicable law.

Voting Rights

Holders of common stock will be entitled to one vote for each share held as of the record date for determining stockholders entitled to vote on such matters, except as otherwise required by law.

Right to Receive Liquidation Distributions

Subject to the rights and preferences of any holders of any shares of any outstanding series of preferred stock, in the event of any liquidation, dissolution or winding up of the Company, the funds and assets of the Company that may be legally distributed to the stockholders will be distributed among the holders of the then outstanding common stock pro rata in accordance with the number of shares of common stock held by each such holder.

Other Matters

All outstanding shares of the common stock will be fully paid and nonassessable. The common stock will not be entitled to preemptive rights and will not be subject to redemption or sinking fund provisions.

Preferred Stock

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Our certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could have anti-takeover effects. The ability of the board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Warrants

Private Warrants

On April 23, 2024, we issued certain redeemable warrants (the “Private Warrants”) in connection with a private placement (the “Private Placement”), and subsequently on June 24, 2024, in connection with the participation right of clirSPV LLC (the “Participation Right”).

Exercisability. The Private Warrants are exercisable beginning six months after the issuance date and expire five years after its issuance. The Private Warrants are exercisable, at the option of the holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. No fractional shares of common stock will be issued in connection with the exercise of a Private Warrant. In lieu of fractional shares upon exercise of a Private Warrant, we will, at our election, either pay a cash adjustment in respect of such fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole share.

Exercise Price. The Private Warrants have an exercise price of $10.50 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Exchange Listing. There is no established public trading market for the Private Warrants and we do not expect a market to develop. We do not intend to apply for listing of the Private Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Private Warrants will be limited.

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, or our consolidation or merger with or into another person, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Amendment. The Private Warrants may be modified or amended and the provisions thereof may be waived with the written consent of the Company and holders of a majority of the then outstanding Private Warrants (based on the number of shares of common stock then underlying such Private Warrants).

Rights as a Stockholder. Except as otherwise provided in the Private Warrants or by virtue of such holder’s ownership of our common shares, the holder of a Private Warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the Private Warrant.

Pre-Funded Warrants

On April 23, 2024, we issued certain pre-funded warrants (the “Pre-Funded Warrants”) in connection with the Private Placement and subsequently on June 24, 2024, in connection with the Participation Right.

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The Pre-Funded Warrants have substantially the same terms as the Private Warrants except as follows:

Exercisability. The Pre-Funded Warrants are exercisable immediately and the holder of the Pre-Funded Warrant is entitled to exercise at any time until the Pre-Funded Warrant is exercised in full. The aggregate exercise price of each Pre-Funded Warrant, except for a nominal exercise price of $0.001 per share, was pre-funded to the Company on or prior the issuance date, and consequently, no additional consideration (other than the nominal exercise price of $0.001 per share) shall be required to be paid by the holder of the Pre-Funded Warrant to any person to effect any exercise of the Pre-Funded Warrant. The holder of the Pre-Funded Warrant is not entitled to return or refund all, or any portion of such prepaid aggregate exercise price under any circumstance for any reason whatsoever. The remaining unpaid exercise price per share of common stock under the Pre-Funded Warrant is $0.001, subject to adjustment in accordance with the terms of the Pre-Funded Warrants.

Exercise Limitation. A holder will not have the right to exercise any portion of the Pre-Funded Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99%, or 19.99%, as applicable, upon the request of the holder) of the number of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. However, any holder may increase or decrease such percentage not to exceed 9.99%, provided that any increase will not be effective until the 61st day after such election.

Public Warrants

On April 23, 2024, we issued certain redeemable warrants (the “Public Warrants”) in connection with an underwritten public offering (the “Public Offering”) on April 23, 2024, that happened concurrently with the Private Placement, and, in connection with the exercise of the over-allotment option of Public Ventures, LLC (“Public Ventures”), on May 15, 2024.

Exercise Price. The exercise price of the Public Warrants is $10.50 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

Exercisability. The Public Warrants are exercisable at any time after the date of issuance, in whole or in part, and at any time up to the date that is five years from the date of issuance, at which time any unexercised Public Warrants will expire and cease to be exercisable. The Public Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. No fractional shares of common stock will be issued in connection with the exercise of a Public Warrant. In lieu of fractional shares upon exercise of a Public Warrant, we will, at our election, either pay a cash adjustment in respect of such fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole share.

Transferability. A Public Warrant in book entry form may be transferred at the option of the holder through the facilities of The Depository Trust Company (“DTC”) and Public Warrants in physical form may be transferred upon surrender of the Public Warrant to the warrant agent together with the appropriate instruments of transfer. Pursuant to a warrant agent agreement between us and the warrant agent, the Public Warrants were issued in book-entry form and were represented by one or more global certificates deposited with DTC and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Redemption. At any time prior to the full exercise or the termination date of the Public Warrants, the Company has the right to call the Public Warrants for redemption upon 30 days’ prior written or published notice at a price of $0.01 per Public Warrant, provided that the closing price of the common stock reported, for at least 20 of the 30 consecutive business days ending on the business day prior to the Company’s giving notice of redemption, has been at least $22.75 per share, subject to adjustment. Holders of the Public Warrants have the right to exercise the Public Warrants prior to the date set forth in the Company’s notice of redemption. After such date, all rights of the holders will terminate, other than the right to receive the redemption price of $0.01 per Public Warrant, without interest.

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Fundamental Transactions. In the event of a fundamental transaction, as described in the Public Warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, or our consolidation or merger with or into another person, the holders of the Public Warrants will be entitled to receive upon exercise of the Public Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Public Warrants immediately prior to such fundamental transaction.

Exchange Listing. The Public Warrants are not listed on the Nasdaq Capital Market (“Nasdaq”) or any other national securities exchange or any other nationally recognized trading system, and we do not intend to do so.

Rights as a Stockholder. Except as otherwise provided in the Public Warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a Public Warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the Public Warrant.

Underwriter and Placement Agent Warrants

In connection with the Public Offering and concurrent Private Placement, on April 23, 2024, we issued certain warrants to Public Ventures as part of its underwriter and placement agent compensation, respectively (the “Underwriter’s Warrants” and “Placement Agent Warrants,” respectively, and collectively, the “Public Venture Warrants”). Subsequently, on May 15, 2024, we issued additional Underwriter’s Warrants in connection with Public Ventures’ full exercise of its over-allotment option. The terms of the Public Venture Warrants are substantially the same.

Exercisability. The Public Venture Warrants have been exercisable since October 16, 2024, in whole or in part, and at any time after such date up to the date that is five years from the date of issuance, at which time any unexercised Public Venture Warrants will expire and cease to be exercisable. The Public Venture Warrants may be exercised on a cashless basis based on a formula set forth in the Public Venture Warrants.

Exercise Price. The exercise price of the Public Venture Warrants is $11.375 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

Exercise Limitation. A holder will not have the right to exercise any portion of the Public Venture Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% upon the request of the investor) of the number of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Public Venture Warrants. However, any holder may increase or decrease such percentage not to exceed 9.99%, provided that any increase will not be effective until the 61st day after such election.

Registration Rights. We agreed to, upon written demand of the majority holders of the Underwriter’s Warrants and the majority holders of the Placement Agent Warrants, which rights are exercisable together only, each of the Public Venture Warrants, register on one occasion all of the shares of common stock issuable upon exercise of the Public Venture Warrants (the “Public Ventures Shares”). On such occasion, we will file a registration statement or a post-effective amendment to the registration statement covering the Public Ventures Shares within 45 days after receipt of a demand notice and use reasonable commercial efforts to have such registration statement or post-effective amendment declared effective as soon as possible thereafter. Additionally, if during the period of 5 years after issuance we propose to register any of our securities under the Securities Act of 1933, as amended (the “Securities Act”), subject to certain exceptions, whether for our account or for the account of any holder of our securities other than the Public Ventures Shares, we shall at each time give prompt written notice to such holders of our intention to do so, and the holders will be able to exercise “piggy-back” rights provided in the Public Venture Warrants by giving us written notice within 10 days after the receipt of any such notice of their intent to exercise such “piggy-back” rights provided therein.

Anti-Takeover Provisions

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Certain provisions of Delaware law, the certificate of incorporation, and the bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of the Company. They are also designed, in part, to encourage persons seeking to acquire control of the Company to negotiate first with the board of directors.

Removal of Directors

Subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors, the certificate of incorporation provides that directors may be removed from office at any time, with or without cause, only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Company entitled to vote at an election of directors.

Board of Directors Vacancies

Subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors, and except as otherwise provided by law, our certificate of incorporation authorizes only a majority of the remaining members of the board of directors (other than any directors elected by the separate vote of one or more outstanding series of preferred stock), even though less than a quorum, to fill vacant directorships, including newly created seats. In addition, the number of directors constituting the board of directors will be permitted to be set only by a resolution of the board of directors. These provisions would prevent a stockholder from increasing the size of the board of directors and then gaining control of the board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of the board of directors and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders

Our bylaws provide that the our stockholders may take any action required or permitted to be taken at an annual or special meeting of stockholders by written consent in lieu of a meeting. The certificate of incorporation and bylaws further provide that special meetings of the Company’s stockholders may be called only by the chairman of the board of directors, the Chief Executive Officer of the Company or the board of directors pursuant to a resolution adopted by a majority of board of directors, and may not be called by any other person, including the Company’s stockholders.

Section 203 of the DGCL

We have opted out of Section 203 of the DGCL under our certificate of incorporation. As a result, pursuant to our certificate of incorporation, we are prohibited from engaging in any business combination with any stockholder for a period of three years following the time that such stockholder (the “interested stockholder”) came to own at least 15% of our outstanding voting stock (the “acquisition”), except if:

●	the board of directors approved the acquisition prior to its consummation;

●	the interested stockholder owned at least 85% of the outstanding voting stock upon consummation of the acquisition; or

●	the acquisition is approved by our board of directors, and by the affirmative vote of at least two-thirds vote of the non-interested stockholders in a meeting.

The restrictions described above will apply subject to certain exceptions, including if a stockholder becomes an interested stockholder inadvertently and, as soon as practicable, divests itself of ownership of such shares so that the stockholder ceases to be an interest stockholder, and, within the three (3) year period, that stockholder has not become an interested stockholder but for such inadvertent acquisition of ownership. Generally, a “business combination” or “acquisition” includes any merger, consolidation, asset or stock sale or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock.

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Our certificate of incorporation provisions that elect to opt out of Section 203 of the DGCL may make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves the acquisition which results in the stockholder becoming an interested stockholder. This may also have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The bylaws provide that the Company’s stockholders seeking to bring business before the Company’s annual meeting of stockholders, or to nominate candidates for election as directors at the Company’s annual or a special meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be received by the Secretary at the Company’s principal executive offices (i) in the case of an annual meeting, not later than the close of business on the 120th day nor earlier than the close of business on the 150th day before the anniversary date of the immediately preceding annual meeting of stockholders (subject to certain exceptions), and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Company. The bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude the Company stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Amendment of Certificate of Incorporation Provisions

Amendments to the provisions of the certificate of incorporation related to restrictions on any business combination with any interested stockholder and indemnification of directors and officers of the Company require the affirmative vote of the holders of at least sixty six and two-thirds percent (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

Authorized but Unissued Capital Stock

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum

The certificate of incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding (“Proceeding”) brought on behalf of the Company; (ii) any Proceeding asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers, or stockholders to the Company or its stockholders; (iii) any Proceeding arising pursuant to any provision of the DGCL, certificate of incorporation or the bylaws, as amended; (iv) any Proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (v) any Proceeding asserting a claim against the Company or any current or former director, officer or stockholder governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce any liability or duty created by apply to suits brought to enforce any liability or duty created by the Securities

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Act, the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The certificate of incorporation further provides that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These provisions may have the effect of discouraging lawsuits against the Company or its directors and officers.

Limitations on Liability and Indemnification of Directors and Officers

The certificate of incorporation provides that no director of the Company shall have any personal liability to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Amendments to these provisions shall not adversely affect any right or protection of a director of the Company in respect of any act or omission occurring prior to the time of such amendment.

The certificate of incorporation further provides that the Company indemnify directors and officers to the fullest extent permitted by law. The Company is also expressly authorized to advance certain expenses (including, without limitation, attorneys’ fees) to its directors and officers and to maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Company against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL.

In addition, the Company entered into separate indemnification agreements with its directors and officers. These agreements, among other things, requires the Company to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the Company’s directors or officers or any other company or enterprise to which the person provides services at the Company’s request.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in the Company’s name to procure a judgment in its favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC.

Trading Symbols and Market

Our common stock is listed on Nasdaq under the symbol “CLIR.”

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